UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                             Klever Marketing, Inc.
                                (Name of Issuer)

                         Common Stock , par value $0.01
                         (Title of Class of Securities)

                                   498589 10 0
                                 (CUSIP Number)

 Paul G. Begum, CEO, 350 West 300 South, Suite 201, Salt Lake City, Utah 84101
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  July 5, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with the statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 498589 10 0                        Page      2     of     7      Pages
                                                  ----------    ----------
--------------------------------------------------------------------------------

============ ==================================================================
     1
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Paul G. Begum
             SSN# ###-##-####
============ ===================================================================
     2
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) | |
                                                                     (b) |X|

============ ===================================================================
     3
             SEC USE ONLY


============ ===================================================================
     4
             SOURCE OF FUNDS*

             OO
============ ===================================================================
     5
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                              | |

============ ===================================================================
     6
             CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.A.
============ ===================================================================
                        7
     NUMBER OF                SOLE VOTING POWER
      SHARES
   BENEFICIALLY               830,998
     OWNED BY
       EACH
     REPORTING
      PERSON
       WITH
                     ====== ====================================================
                        8
                              SHARED VOTING POWER
                              4,126,476(1)
                     ======== ==================================================
                        9
                              SOLE DISPOSITIVE POWER
                              830,998
                     ======== ==================================================
                       10
                              SHARED DISPOSITIVE POWER
                              4,126,476(1)
============ ===================================================================
    11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,126,476(1)
============ ==================================================================
    12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)            | |
             EXCLUDES CERTAIN SHARES*
============ ===================================================================
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             41.3%(1)
============ ===================================================================
    14
             TYPE OF REPORTING PERSON*
             IN
============ ===================================================================
1. Number of shares described herein include number of shares held by Tree of Stars, Inc. a Nevada corporation with Mr. Begum as an officer, a director and principal shareholder and also includes a number of shares held by PSF, Inc., a Utah corporation with Mr. Begum as its officer, and principal shareholder. Mr. Begum is deemed to be the beneficial owner of these shares due to his described positions.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 498589 10 0                      Page     3      of      7     Pages
                                               ----------    ----------
--------------------------------------------------------------------------------

============ ===================================================================
     1
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Tree of Stars, Inc.
             87-0304863

============ ===================================================================
     2
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  | |
                                                                     (b)  |X|

============ ===================================================================
     3
             SEC USE ONLY


============ ===================================================================
     4
             SOURCE OF FUNDS*

             OO
============ ===================================================================
     5
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                              | |


============ ===================================================================
     6
             CITIZENSHIP OR PLACE OF ORGANIZATION

             Nevada
=========== ====================================================================
                        7
     NUMBER OF                SOLE VOTING POWER
      SHARES
   BENEFICIALLY               3,320,078
     OWNED BY
       EACH
     REPORTING
      PERSON
       WITH
                     ======== ==================================================
                        8
                              SHARED VOTING POWER
                              -0-
                     ======== ==================================================
                        9
                              SOLE DISPOSITIVE POWER
                              3,320,078
                     ======== ==================================================
                       10
                              SHARED DISPOSITIVE POWER
                              -0-
============ ===================================================================
    11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,320,078
============ ===================================================================
    12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES*                                | |

============ ===================================================================
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             35.1%
============ ===================================================================
    14
             TYPE OF REPORTING PERSON*
             CO
============ ===================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


Item 1.  Security and Issuer

         This schedule relates to Common Stock, par value $0.01 per share (the "Common Stock") of KLEVER MARKETING, Inc. (the "Issuer") a Delaware corporation whose operating plan includes the acquisition of patents and development, manufacture and marketing of electronic in-store advertising, directory and coupon services. The principal offices of the Issuer are located at 350 West 300 South, Suite 201, Salt Lake City, Utah 84101.

Item 2.  Identity and Background

         (a) This statement is filed jointly by Paul G. Begum, an individual, and Tree of Stars, Inc., a Nevada corporation ("TOSI").

         (b) The business address for Mr. Begum and the principal address of TOSI is P.O. Box 58045, Salt Lake City, Utah 84158.

         (c) Mr. Begum is presently the Chief Executive Officer and a director of the Issuer. Mr. Begum is also a director, officer and principal shareholder of Tree of Stars, Inc., a Nevada corporation whose principal business operations include movie productions. Mr. Begum is also an officer, a director and the principal shareholder of PSF, Inc. a Utah corporation and is the Trustee of The Reed Bradford Center for Christian Living.

         (d) At no time during the past five years has Mr. Begum or TOSI been convicted in a criminal proceeding.

         (e) During the past five years neither Mr. Begum nor TOSI has been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

         (f) Mr. Begum is a Utah resident and a citizen of the U.S.A. TOSI is a Nevada corporation.

Item 3.  Source and Amount of Funds or Other Consideration

         On July 5, 1996, the Issuer merged with Klever Kart, Inc. Following the merger the Issuer's total issued and outstanding shares as set forth in the Issuer's annual report filed with the Securities and Exchange Commission ("SEC") on Form 10-KSB for the fiscal year ending December 31, 1996, was 9,443,513 shares. Since the date of the merger Mr. Begum and TOSI have each owned of record at least 5% of the Issuer's total outstanding shares. Material transactions concerning Mr. Begum and TOSI and the Common Stock of the Issuer are described below:

         On July 5, 1996, TOSI held of record 3,165,078 shares of the Issuer's Common Stock an amount equal to 33.5% of the Issuer's total issued and outstanding Common Stock, as of such date. Mr. Begum is deemed to be the beneficial owner of the shares described herein due to his positions as officer, a director and principal shareholder of TOSI. At the same time Mr. Begum was also granted 608,564 options which were immediately exercisable and will not expire until the year 2000.
         Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934 all options will be deemed to be outstanding for the purpose of computing percentages of outstanding common stock of the Issuer. Accordingly, Mr. Begum's total outstanding shares equaled 3,773,642, an amount representing 40% of the Issuer's total issued and outstanding Common Stock as of such date.

         On August 5, 1996, Mr. Begum received 5,000 additional options which were immediately exercisable and will not expire until August 7, 1999. These options were granted to Mr. Begum in consideration of financial support personally rendered to the Issuer. The additional options increased Mr. Begum's total outstanding shares to 3,778,642, an amount still representing 40% of the Issuer's total issued and outstanding Common Stock as of August 5, 1996.

         On February 24, 1997, Mr. Begum acquired directly from the Issuer an aggregate of 160,000 shares of the Issuer's Common Stock in three separate transactions. Mr. Begum subsequently assigned 100,000 of such shares to the Reed Bradford Center for Christian Living and 60,000 of such shares to PSF, Inc. a Utah corporation. Mr. Begum may be deemed to be the beneficial owner of the shares described herein due to his position as Trustee of The Reed Bradford Center for Christian Living and his positions as officer and principal shareholder of PSF. Inc.. These additional issuances increased Mr. Begum's ownership interest to 42% of the Issuer's total issued and outstanding Common Stock or an amount equivalent to 3,938,642 shares.

         On February 25, 1997, Mr. Begum acquired 155,000 shares of the Issuer's Common Stock as compensation for services rendered. These shares were subsequently assigned to TOSI. Mr. Begum may be deemed to be the beneficial owner of these shares due to his position previously described herein. Such additional issuances increased Mr. Begum's ownership position to 43.6% of the Issuer's total issued and outstanding Common Stock or 4,093,642 shares as of February 25, 1997. Accordingly, TOSI's ownership position increased to 35.1% of the Issuer's total issued and outstanding Common Stock or 3,320,078 shares as of February 25, 1997.

         On December 18, 1997, Mr. Begum received 31,834 shares from the Issuer in consideration for patent technologies regarding electronic couponing, which Mr. Begum granted to the Issuer. This issuance did not materially affect Mr. Begum's ownership interest although the number of shares beneficially owned by Mr. Begum increased to 4,125,476. TOSI's ownership position did not change from 35.1%.

         On March, 6, 1998, the Issuer published its annual report on Form 10-KSB for the fiscal year ending December 31, 1997, as filed with the "SEC". Pursuant to the annual report, the Issuer's total issued and outstanding shares of Common Stock totaled 10,035,401 as of December 31, 1997. At the time of filing, Mr. Begum's ownership interest equaled 41.1% of the Issuer's total issued and outstanding Common Stock or 4,126,476 shares. At the same time, TOSI's ownership position changed to 33.0% of the Issuer's Common Stock. Although, TOSI's number of shares did not change from 3,320,078.

Item 4.  Purpose of Transaction

         All shares of the Issuer's Common Stock described in this schedule were issued for investment purposes only and not with a view, intent or purpose to effect any material corporate change or status in the Issuer's organizational structure or charter nor with a view, intent or purpose to effect any proposal to effect any material corporate change or status in the Issuer's organizational structure or charter.

Item 5.  Interest in Securities of the Issuer

         (a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each reporting entity named in Item 2 may be found in rows 11 and 13 of the cover page.

         (b) The powers each reporting entity identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover page.

         (c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed herein.

         (d) No person aside from the reporting entities listed herein has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

         (e)   Not applicable.

  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         There are no known contracts, arrangements, understandings or relationships existing between the Issuer and Mr. Begum and TOSI, the reporting entities named in Item 2 or between any other persons or any person relating to the securities of the Issuer including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures outside of those described below.

         In September  1993,  Mr. Begum and Mr. Mark Geiger,  vice  president of
  Operations of the Issuer assigned the exclusive patent and certain technologies related to electronic couponing to the Company. In consideration for the assigned patent and technologies, the Company issued 160,000 shares of Common Stock to Mr. Begum and issued 20,000 shares to Mr. Geiger. Additionally, Mr. Begum received a payment of $50,000 and Mr. Geiger received a payment of $10,000. All such shares described herein were valued at $0.60. per share.


  Item 7 Material to be Filed as Exhibits

         Attached hereto as "Exhibit A" is an Agreement between Mr. Begum and TOSI, the reporting entities described herein setting forth their mutual consent to file this Schedule jointly.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                          KLEVER MARKETING, INC.


                                                       /s/Paul G. Begum
                                                       ------------------------
                                          Paul G. Begum, Chief Executive Officer

                                    EXHIBIT A

                                    AGREEMENT

         THIS  AGREEMENT  ("Agreement")  is entered  into by and between Paul G.
  Begum, an Individual and Tree of Stars, Inc., a Nevada corporation with principal offices at 350 West 300 South, Suite 201, Salt Lake City, Utah 84101 (hereinafter referred to as "the Parties") on this 31st day of July 1998.

                                     PREMISE

         WHEREAS, each of the Parties are required to file a Schedule 13D as promulgated under the Securities Act of 1933 (the "Act") due to their beneficial ownership of the common stock of Klever Marketing, Inc., a Delaware corporation, ("KMI");

                                    AGREEMENT

         NOW THEREFORE, based on the foregoing premise, which is incorporated herein by this reference, and for and in consideration of the mutual covenants and agreements contained herein, and in reliance on the representations and warranties set forth in the Agreement, the benefits to be derived herein and for other valuable consideration, the sufficiency of which is hereby expressly acknowledged, the Parties agree as follows:

         1. Each of the Parties acknowledge that each other is required to file with the Securities and Exchange Commission, a Schedule 13D as a result of their beneficial ownership of common stock in KMI, and in the interest of consolidation and efficiency, desire to file a single statement pursuant to Rule 13d-1(f) of the Securities Exchange Act of 1934.

         2. The Parties hereby consent to have a single Schedule 13D filed pursuant to Rule 13D-1(f) as fulfillment of the individual obligation of Paul G. Begum and the individual obligation of Tree of Stars, Inc.


         IN WITNESS WHEREOF, the signatures of the parties hereto evidence their mutual consent and acceptance of the Agreement as of the date first set forth above.



Paul G. Begum                                               Tree of Stars, Inc.


/s/Paul G. Begum                                            /s/Paul G. Begum
-----------------------------                           ------------------------
Paul G. Begum, an Individual                            Paul G. Begum, President